UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Longs Drug Stores Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019 212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
October 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		-- 0 --

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-- 0 --

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		-- 0 --

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-- 0 --

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		-- 0 --

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-- 0 --

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS William A. Ackman I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		-- 0 --

	9	SOLE DISPOSITIVE POWER

-- 0 --

	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-- 0 --

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-- 0 --

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Longs Drug Stores Corporation, a Maryland corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 6.
Item 4. Purpose of the Transaction
     Item 4 is hereby supplemented as follows:
     On October 31, 2008, CVS Caremark Corporation (“CVS”) announced that Blue MergerSub Corp. (“Purchaser”), an indirect wholly-owned subsidiary of CVS, successfully merged with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of CVS (the “Merger” ). The Merger became effective on October 30, 2008. As a result, the Issuer has terminated all offerings of its securities and removed from registration all securities which remained unsold as of the effective time of the Merger.
     The Reporting Persons did not tender the 3,137,659 shares of Common Stock that were beneficially owned by the Reporting Persons. On October 31, 2008, pursuant to the Merger, each remaining outstanding share of Common Stock was converted automatically into the right to receive $71.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 and in the related Letter of Transmittal (the “Offer Price”).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As previously reported in Amendment No. 5 to the Schedule 13D filed by Reporting Persons on October 29, 2008, certain counterparties to Pershing Square’s cash-settled swaps tendered the shares underlying the swaps (the “Previously Settled Swaps”). Each of the 4,040,896 shares underlying Pershing Square’s swaps (the “Settled Swaps”) that the counterparties did not tender were converted into the Merger into cash in the amount of the Offer Price. In accordance with the terms of the Settled Swaps, the applicable counterparty was obligated to pay to the applicable Pershing Square Fund any positive price difference between the initial reference price (ranging from $46.55 to $54.37) and the final valuation price ($71.50). As a result of the termination of the Previously Settled Swaps and the Settled Swaps, the Reporting Persons no longer have long economic exposure to shares of Common Stock of the Issuer. As cash-settled total return swaps, the Reporting Persons had no discretion over the issue of any extraordinary event like a tender offer. Consistent with the International Swaps and Derivatives Association’s (“ISDA”) protocols, as the calculation agents for extraordinary events, the counterparties exercise the discretion afforded to them as calculation agents, in accordance with the ISDA definitions for equity derivatives and in good faith and in a commercially reasonable manner.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1      Trading Data

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 4, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Trading data.